Filed by Texas Ventures Acquisition III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Texas Ventures Acquisition III Corp

Commission File No.: 001-42609

The following information is in connection with a transaction announcement webcast by Plus Automation, Inc. and Texas Ventures Acquisition III Corp:

PlusAI / Texas Ventures Acquisition III Transaction Announcement Webcast

Derrick Nueman

VP, Investor Relations

Thank you for joining us today for our transaction announcement webcast. My name is Derrick Nueman, Vice President of Investor Relations at PlusAI.

A replay of today's webcast will be available at plus.ai/investors, where you will also find a copy of the investor presentation and additional information regarding the proposed business combination.

Please note that today's webcast contains forward-looking statements regarding future events and the future performance of PlusAI and Texas Ventures Acquisition III Corp, including statements regarding the proposed business combination, expected benefits of the transaction, future operating performance, commercialization plans, financial projections, market opportunities, anticipated revenue, customer adoption, strategic partnerships, and the timing of future development and deployment milestones.

These forward-looking statements are based upon information available to PlusAI and Texas Ventures Acquisition III Corp today and reflect the current views and expectations of management of both of these companies. Actual results could differ materially from those contemplated by these forward-looking statements due to a number of risks and uncertainties, including, but not limited to, the timing and completion of the proposed business combination, the satisfaction of closing conditions, the development and commercialization of autonomous trucking technology, PlusAI’s ability to enter into future agreements and generate revenue from its HyperFoundry platform and SuperDrive business, competitive industry dynamics, regulatory developments, and other risks described in the investor presentation and other materials related to the proposed transaction.

Please refer to the investor presentation accompanying this webcast and the filings that will be made with the SEC for additional information regarding these risks and uncertainties.

Alongside me, we have David Liu, PlusAI's Co-Founder and CEO, and Troy Rillo, CEO of Texas Ventures Acquisition III Corp and Partner at Yorkville Advisors, who both hold deep experience in the technology and capital markets industries, respectively.

With that, it is now my pleasure to turn the call over to David to briefly walk through the highlights of our business and the opportunity.

David Liu

CEO & Co-Founder, PlusAI

Thank you, Derrick.

And thank you everyone for joining us today.

This is an exciting milestone for PlusAI as we announce our planned business combination with Yorkville Advisors’ Texas Ventures Acquisition III Corp.

This transaction follows a year of significant progress and execution from PlusAI.

At PlusAI, we believe autonomous transportation will make our world safer, more efficient, and more sustainable. We are building Physical AI that solves real-world problems at industrial scale, starting with trucking, one of the largest and most important industries in the global economy.

The trucking industry faces significant challenges, including persistent driver shortage, rising operational cost, increasing freight demand, and ongoing need to improve safety and efficiency. We believe autonomous trucking represents one of the most compelling opportunities to address these structural challenges.

In many ways, we believe our company has reached an inflection point. We have proven the technology works; we have established global OEM partnerships; and we have begun generating meaningful revenue. And now we are focused on scaling toward commercial deployment.

Rather than building trucks ourselves, we provide the critical AI software that enables autonomy while working through the existing manufacturing, distribution, and service infrastructure providers.

Today, trucks powered by our SuperDrive virtual driver are operating on live commercial freight routes in Texas.

Our approach has always been centered around partnership and scale. Those partnerships include some of the world's largest commercial vehicle manufacturers, including VW’s TRATON Group, Hyundai, and Iveco. Together, we are preparing for the deployment of factory-built autonomous trucks that can be sold, serviced, and supported through established channels around the world.

What makes PlusAI compelling is the combination of revenue today and autonomy tomorrow. We are successfully monetizing the proprietary data, models, and simulation capabilities we have built over more than a decade.

We believe this combination of near-term revenue, a capital-efficient software business model, and a clear path to large-scale autonomous trucking deployment differentiates PlusAI from others.

We have two main offerings: SuperDriveTM and HyperFoundryTM.

SuperDrive is our flagship autonomous driver that powers L4 autonomous trucks. We are already advancing toward a targeted commercial launch of factory-built autonomous trucks in 2027 through our OEM partners. SuperDrive represents a massive market opportunity for us. Assuming a 25,000-truck deployment, it will generate a billion dollars in annual revenue.

HyperFoundryTM comprises the valuable data, models, and simulation tools we used to develop our SuperDriveTM system. Through the sales of our data and tools, HyperFoundry is generating revenue today and represents a $50-100M annual revenue opportunity for us.

As we enter this next chapter, becoming a public company will help us accelerate our commercialization roadmap, continue scaling our OEM integrations, and prepare for the targeted launch of factory-built autonomous trucks.

As we evaluated our options for entering the public markets, it was important to find a partner who understood both the scale of the opportunity and the value of the platform we've built over the last decade.

We found that partner in Yorkville Advisors via their Texas Ventures Acquisition III vehicle.

We're incredibly excited about the opportunity ahead and grateful to have Yorkville alongside us as we continue executing on our vision.

With that, I'd like to turn it over to Troy.

Troy Rillo

CEO, Texas Ventures Acquisition III

Thank you, David.

As a quick background, Yorkville Advisors is a large global asset manager that has completed transactions valued at over $9 billion since our founding in 2001. At Yorkville, we spend a significant amount of time evaluating companies that have the potential to become category leaders.

What attracted us to PlusAI was not simply the technology, but a rare combination of technology leadership, commercial momentum, strategic partnerships, and financial discipline all in the same company.

PlusAI is addressing a massive global market that faces structural challenges including driver shortages, rising costs, and increasing freight demand.

The company has spent more than a decade building its technology platform and is now demonstrating tangible commercial progress.

It has established relationships with some of the largest truck manufacturers in the world and is operating commercial freight routes today.

It has begun monetizing assets developed through a capital-efficient, software-focused business model that we believe can generate attractive economics as adoption scales.

From our perspective, this combination of execution and readiness significantly differentiates PlusAI from many companies pursuing similar opportunities.

Just as importantly, we believe this transaction positions PlusAI exceptionally well for the next phase of growth.

The transaction values PlusAI at approximately $800 million, which we believe represents an attractive entry point relative to publicly traded peers in the autonomous trucking and autonomy sectors. Investors have the opportunity to participate in a company that has meaningful commercial traction today, while still maintaining substantial upside from the broader adoption of autonomous trucking.

The transaction brings up to ~$300 million in capital between approximately $60 million of fully committed financing through a combination of capital from existing insiders and new investors and the Texas Ventures Acquisition III Corp trust of $236 million.

Based on the company's current operating and expected commercialization plans, we believe this capital provides operating runway through 2027, allowing management to focus on execution through key milestones, including continued OEM integration, expansion of commercial deployments, growth of HyperFoundry, and preparation for the targeted commercial launch of factory-built autonomous trucks.

This transaction allows PlusAI’s operational progress to be more directly reflected in shareholder value over time.

Ultimately, what excites us most is the opportunity ahead. We believe PlusAI is entering the most exciting chapter in its history, and we are proud to partner with David and the entire PlusAI team as they bring this vision to the public markets.

Thank you for joining us today.